WESTRANGE Corp.                                                                                                      News Release

For immediate release                                                                                                       August 26, 2002

WESTRANGE Corp. (WRC:TSX Venture Exchange)

announces financial results for second quarter 2002

Regina, Saskatchewan - WESTRANGE Corp. today announced its unaudited financial results for the second quarter period ended June 30, 2002.

	For the six-month period ended June 30, 2002	For the six-month period ended June 30, 2001
Revenue from continuing operations	$30,860	$33,681
Earnings (loss) from continuing operations	$(77,409)	$(99,773)
Earnings (loss) from discontinued operations	$(41,649)	- -
Gain on sale of subsidiary	$144,385	- -
Net earnings (loss)	$25,327	$(99,773)
Ave No. of Common Shares outstanding	6,733,581	6,108,581
Net earnings (loss) per Common Share	0.00	$(0.02)

For the period ended June 30, 2002, the Corporation incurred a net loss of $77,409 on revenues of $30,860 from continuing operations, as compared to a net loss of $99,773 on revenues of $33,681 from continuing operations for the same period of the prior year.

On June 30, 2002, the Corporation reached an agreement to sell all the issued and outstanding shares of its wholly-owned subsidiary, Terra Fibre Utility Corp., for a total consideration of $400,000, which includes repayment of the subsidiary's shareholder loan in the amount of $308,570, as of June 30, 2002, to Westrange.

The payment terms of the sale are ten semi-annual payments of $40,000. Westrange Corp. holds security agreements and personal guarantees from the purchasers until the note receivable is paid in full.

Westrange will continue to diversify its core business competencies by exploring investment opportunities in the alternative energy sector to enhance shareholder value.

The TSX Venture Exchange has not reviewed and does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

__________________________________________________________________________________________________

For more information contact:

Kevin Sidloski, Director, Westrange Corp.

Telephone: (306) 842-2030

Fax: (306) 848-0647

e-mail: investorrelations@westrange .com

Westrange corporate developments can be followed on www.westrange.com.